Exhibit 5.1

[Letterhead of Sullivan & Cromwell LLP]

March 30, 2016

AMC Networks Inc.,

        11 Penn Plaza,

                New York, New York 10001.

Ladies and Gentlemen:

In connection with the registration under the Securities Act of 1933 (the “Act”) of (i) $1,000,000,000 aggregate principal amount of 5.00% Senior Notes due 2024 (the “Notes”) of AMC Networks Inc., a Delaware corporation (the “Company”), and (ii) the Guarantees (the “Guarantees” and, together with the Notes, the “Securities”) of the Notes by certain subsidiaries of the Company (the “Guarantors”), pursuant to the Indenture, dated as of March 30, 2016, as amended by the First Supplemental Indenture, also dated as of March 30, 2016 (together, the “Indenture”), between the Company, the Guarantors and U.S. Bank National Association, as Trustee (the “Trustee”), we, as your counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.

Upon the basis of such examination, we advise you that, in our opinion, the Notes constitute valid and legally binding obligations of the Company and the Guarantees constitute valid and legally binding obligations of the Guarantors, in each case enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

As contemplated by the qualifications set forth above, in rendering the foregoing opinion, we are expressing no opinion as to Federal or state laws relating to fraudulent transfers.

The foregoing opinion is limited to the Federal laws of the United States, the laws of the State of New York, and the General Corporation Law of the State of Delaware, and we are expressing no opinion as to the effect of the laws of any other jurisdiction or with respect to any Federal or state laws relating to communications and telecommunications, including laws which regulate individuals, companies or businesses because such entities provide communications or telecommunications services, including the provision of cable television services or telephone services. With respect to all matters of Louisiana law, we have relied upon the opinion, dated March 30, 2016, of Jones Walker LLP, and our opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Jones Walker LLP.

AMC Networks Inc.	-2-

In rendering the foregoing opinion, we are not passing upon, and assume no responsibility for, any disclosure in any registration statement or any related prospectus or other offering material relating to the offer and sale of the Securities.

We have relied as to certain factual matters on information obtained from public officials, officers of the Company and the Guarantors and other sources believed by us to be responsible, and we have assumed that the Indenture has been duly authorized, executed and delivered by the Trustee, that the Notes conform to the specimen thereof examined by us, that the Trustee’s certificate of authentication of the Notes has been manually signed by one of the Trustee’s authorized officers, and the signatures on all documents examined by us are genuine, assumptions which we have not independently verified.

We hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 8-K filed by the Company for purposes of incorporating this opinion into the registration statement relating to the Securities and to the references to us under the heading “Validity of the Notes and the Guarantees” in the prospectus supplement relating to the Securities. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Sullivan & Cromwell LLP